

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 20, 2010

Via U.S. Mail and Fax
James J. Bottiglieri
Chief Financial Officer
Compass Diversified Holdings, Inc.
Sixty One Wilton Road
Second Floor
Westport, CT 06880

> **RE:** **Compass Diversified Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009 and**
> **Form 10-Q for the period ended June 30, 2010**
> **Filed March 9, 2010 and August 9, 2010, respectively**
> **File No. 0-51937**

Dear Mr. Bottiglieri:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director